SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              FORM 12b-25

                                   Commission File Number 1-10101


                      NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:        January 1, 1994

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                    PART I.  Registrant Information

Full name of registrant       G Survivor Corp.

Former name if applicable
                              The Gitano Group, Inc.
Address of principal executive office (Street and Number)
                              1411 Broadway
City, State and Zip Code      New York, New York  10018

                    PART II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         PART III.  Narrative.

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)
                      PART IV. Other Information

     (1) Name and telephone number of person to contact to this notification.

Steven M. Gerber                   (212) 819-0707
(Name)                       (area code) (Telephone number)

     (2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X]Yes  [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X]Yes  [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                G Survivor Corp.
          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 31, 1994              By: /S/ STEVEN M. GERBER
                                        Steven M. Gerber
                                        General Counsel and
                                        Secretary

                    ATTACHMENT TO FORM 12b-25


                            Part III

     Registrant is delayed in completing its financial statements due to Registrant's filing of a petition in bankruptcy under Chapter 11 of the United States Bankruptcy Code.

                      Part IV - Question 3

     The earnings statements to be included in Registrant's Annual Report on Form 10-K for the year ended January 1, 1994 will reflect a net loss of approximately $45 million compared to a net loss of approximately $238 million for the same period last year.